

03025261

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JOHNSON CONTROLS NORTHERN NEW MEXICO, L.L.C. RETIREMENT SAVINGS PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Financial Statements and Report

December 31, 2002 and 2001

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

December 31, 2002 and 2001

*Other schedules required by the Department of Labor have been omitted as they are not applicable.



PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Participants and Benefits Administrative
Committee of the Johnson Controls
Northern New Mexico, L.L.C. Retirement
Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Northern New Mexico, L.L.C. Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 19, 2003

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Assets		
Investment in World Services Master Trust	$ 18,100,279	$ 19,270,879
Investment in JCI Master Trust	2,292,365	2,495,419
Total investments (See Note 3)	20,392,644	21,766,298
Receivables:		
Participant loans	317,101	-
Employer's contributions	-	45,727
Participants' contributions	-	58,836
Total receivables	317,101	104,563
Net assets available for benefits	$ 20,709,745	$ 21,870,861

The accompanying notes are an integral part of these financial statements.

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment (loss) income:	
Net depreciation in fair value of investments in World Services Master Trust	$ (2,305,205)
Net depreciation in fair value of investments in JCI Master Trust	73,248
Interest and dividends	555,201
	(1,676,756)
Contributions:	
Participants'	1,266,871
Employer's	976,202
	2,243,073
Total additions	566,317
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	1,726,845
Administrative expenses	588
Total deductions	1,727,433
Net decrease	(1,161,116)
Net assets available for benefits:	
Beginning of year	21,870,861
End of year	$ 20,709,745

The accompanying notes are an integral part of these financial statements.

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Description of Plan

General

The Johnson Controls Northern New Mexico, L.L.C. Retirement Savings Plan (the "Plan") was established effective October 1, 1997 for participation by eligible employees of Johnson Controls Northern New Mexico, L.L.C. (the "Company" and "employer"), a subsidiary of Johnson Controls World Services Inc. The Plan is maintained as a defined contribution plan providing retirement savings benefits to eligible participants. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

Note 2 - Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

All investments of the Plan held by the Johnson Controls World Services Inc. Retirement Savings Plan Trust, except the investment in the Blended Income Fund and the U.S. Equity Index Commingled Pool, are stated at market value based on quoted market prices. The guaranteed investment contracts within the Blended Income Fund are stated at contract value which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments.

Administrative Expenses

Terminated employees deferring withdrawal of their account balance will be subject to administrative fees for account maintenance. All other administrative expenses, including trustee and recordkeeping fees, are paid by the Company.

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 2 – Summary of Significant Accounting Policies (cont.)

Johnson Controls World Services Inc. Retirement Savings Plan Trust

The Plan participates under a master trust arrangement, the Johnson Controls World Services Inc. Retirement Savings Plan Trust ("World Services Master Trust"), trusteed by Fidelity Management Trust Company.

Investment income of the World Services Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the World Services Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Plan had approximately a fifteen percent (15%) interest in the assets of the World Services Master Trust at December 31, 2002 and 2001.

The Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2002 for the World Services Master Trust are presented in Note 9.

Johnson Controls, Inc. Savings and Investment Master Trust

The Plan invests in shares of common stock of Johnson Controls, Inc. ("JCI"), the parent corporation of the Company. These investments are maintained within the Johnson Controls, Inc. Savings and Investment Master Trust ("JCI Master Trust"), trusteed by Fidelity Management Trust Company. Share price appreciation/depreciation is recorded daily and dividend income is recorded quarterly based on the participating Plans' relative equity interest in the investment program.

The Plan's interest in the JCI Master Trust was less than one percent (1%) of the trust's net assets at December 31, 2002 and 2001.

The Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2002 for the JCI Master Trust are presented in Note 10.

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 2 – Summary of Significant Accounting Policies (cont.)

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Participant Loans

Effective January 1, 2002, the Plan allows participants to borrow funds from their accounts. Payroll deductions are required each period to repay a loan. The interest rate on a loan is based on rates charged on similar commercial loans as determined by the Plan's Administrative Committee. Upon termination of employment, the participant's outstanding loan balance shall be accelerated, and the participant will have until the end of the calendar quarter following the calendar quarter of his termination date to repay the outstanding loan balance and any interest due.

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 3 - Investments

The fair value of investments, including those individual investments that represent 5% or more of the Plan's assets, are as follows:

	December 31, 2002	December 31, 2001
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Puritan, 85,544 and 80,349 shares, respectively	$ 1,350,745	$ 1,419,765
Magellan, 52,602 and 54,728 shares, respectively	4,153,454	5,703,761
Growth and Income, 46,073 and 44,295 shares, respectively	1,396,468	1,655,759
Overseas, 7,845 and 7,386 shares, respectively	172,596	202,515
Asset Manager, 11,396 and 10,818 shares, respectively	157,264	167,679
Asset Manager: Growth, 19,489 and 14,784 shares, respectively	233,287	211,998
Asset Manager: Income, 4,456 and 2,261 shares, respectively	48,395	25,622
Retirement Government Money Market Portfolio, 2,126,314 and 1,853,173 shares, respectively	2,126,314	1,853,173
Short-Intermediate Government Portfolio, 58,965 and 42,461 shares, respectively	579,039	401,257
Janus Fund, 148 and 0 shares, respectively	2,642	-
Strong Common Stock Fund, 903 and 0 shares, respectively	14,422	-
JCI Common Stock, 27,049 and 29,946 units, respectively	2,292,365	2,495,419
	12,526,991	14,136,948
Investments at estimated fair value:		
Blended Income Fund, 6,536,066 and 5,862,526 units, respectively	6,536,066	5,862,526
U.S. Equity Index Commingled Pool, 50,612 and 52,350 units, respectively	1,329,587	1,766,824
	$ 20,392,644	$ 21,766,298

Note 3 – Investments (cont.)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,231,957 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ (1,920,135)
Janus Fund	(155)
Strong Common Stock	(13,423)
JCI Common Stock	73,248
	(1,860,465)
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	(371,492)
Net decrease in fair value	$ (2,231,957)

Note 4 - Contributions

Employees can designate up to thirty percent (30%) of their pre-tax annual compensation and up to twenty percent (20%) of their after-tax annual compensation, as defined by the Plan. The employer contributes three percent (3%) of eligible pay, regardless of participation in the Plan. The employer also contributes up to two percent (2%) matching contributions for participants who contribute two percent (2%) or greater to the Plan. Participants' contributions are deposited in the investment programs of their choice; however, no more than fifty percent (50%) of a participant's total contribution may be invested in the JCI Common Stock Fund.

The Plan provides for full and immediate vesting of participant and employer contributions.

Participants may periodically withdraw a portion of their after-tax voluntary contributions. Pre-tax contributions may be withdrawn for hardship reasons, except for participants who have reached age 59 1/2. These participants may withdraw pre-tax contributions without establishing hardship. Employer contributions may only be withdrawn upon termination of employment.

Note 5 – Amounts Allocated to Withdrawn Participants

Plan assets of $20,392,644 and $4,255,595 were allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively.

Note 6 - Tax Status

The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company has requested a determination letter from the Internal Revenue Service confirming that the Plan is designed in accordance with the applicable sections of the IRC and is currently awaiting a response.

Note 7 - Plan Termination

The Company reserves the right to terminate or amend the Plan at any time, subject to plan provisions. In the event of termination of the Plan, plan assets will be distributed to participants in accordance with ERISA guidelines.

Note 8 - Party-in-Interest Transactions

Transactions involving JCI common stock and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 9 - Johnson Controls World Services Inc. Retirement Savings Plan Trust

Following are the Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2002 for the Johnson Controls World Services Inc. Retirement Savings Plan Trust:

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 9 - Johnson Controls World Services Inc. Retirement Savings Plan Trust (cont.)

Johnson Controls World Services Inc. Retirement Savings Plan Trust
Statements of Financial Position

	December 31,	
	2002	2001
Assets		
Investments at fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 15,718,736	$ 13,098,827
Fidelity Puritan Fund	8,283,690	9,326,148
Fidelity Magellan Fund	31,432,833	44,973,096
Fidelity Growth & Income Portfolio	6,874,940	8,475,179
Fidelity U.S. Equity Index Commingled Pool	6,860,877	9,235,170
Fidelity Overseas Fund	1,471,270	1,625,970
Fidelity Asset Manager	1,380,777	1,303,475
Fidelity Asset Manager: Growth	1,764,703	1,997,903
Fidelity Asset Manager: Income	605,139	574,913
Fidelity Institutional Short-Intermediate Government Portfolio	2,762,316	1,534,705
Fidelity Short-Term Investment Fund	9,064,230	7,742,530
Janus Fund	66,997	-
Strong Common Stock Fund	131,166	-
Participant Loans	2,567,148	-
	88,984,822	99,887,916
Investments at contract value:		
Fidelity Income Portfolio	30,326,274	28,164,177
Total Assets	$ 119,311,096	$ 128,052,093
Participating Plans' Equity	$ 119,311,096	$ 128,052,093

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 9 - Johnson Controls World Services Inc. Retirement Savings Plan Trust (cont.)

Johnson Controls World Services Inc. Retirement Savings Plan Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Contributions:	
Participants'	$ 8,466,840
Employer's	7,064,140
	15,530,980
Interest and dividend income	3,428,561
Total additions	18,959,541
Deductions	
Investment loss	
Net depreciation (appreciation) in fair value of assets:	
Fidelity Puritan Fund	1,015,219
Fidelity Magellan Fund	10,738,213
Fidelity Growth & Income Portfolio	1,661,252
Fidelity U.S. Equity Index Commingled Pool	2,036,497
Fidelity Overseas Fund	353,684
Fidelity Asset Manager	164,685
Fidelity Asset Manager: Growth	346,595
Fidelity Asset Manager: Income	27,707
Fidelity Institutional Short-Intermediate Government Portfolio	(66,612)
Janus Fund	39,751
Strong Common Stock Fund	26,057
	16,343,048
Participant withdrawals	11,982,067
Administrative fees	9,982
Total deductions	28,335,097
Net decrease prior to reallocations and transfers from other plans	(9,375,556)
Participant reallocations from investments outside the Master Trust, net	(108,540)
Transfers to other plans, net	743,099
Net decrease	(8,740,997)
Net assets available for benefits:	
Beginning of year	128,052,093
End of year	$ 119,311,096

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Notes to Financial Statements (cont.)
December 31, 2002 and 2001

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2002 and 2001 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2002 for the Johnson Controls, Inc. Savings and Investment Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31,	
	2002	2001
Assets		
Investments at fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 16,850,133	$ 13,827,758
Fidelity Puritan Fund	33,117,905	32,740,829
Fidelity Magellan Fund	111,770,055	145,481,297
Fidelity Growth & Income Portfolio	44,545,260	50,438,346
Fidelity U.S. Equity Index Commingled Pool	62,436,091	80,302,649
Fidelity Overseas Fund	11,967,759	12,975,661
Fidelity Asset Manager	10,901,180	9,847,208
Fidelity Asset Manager: Growth	16,296,886	17,289,937
Fidelity Asset Manager: Income	3,690,704	3,026,641
Fidelity Institutional Short-Intermediate Government Portfolio	16,474,440	7,297,379
Fidelity Short-Term Investment Fund	5,854,622	11,123,329
Janus Fund	40,286,123	54,745,727
Strong Common Stock Fund	22,860,301	22,338,229
JCI Common Stock Fund	357,897,459	336,865,390
Participant Loans	39,155,606	36,382,088
	794,104,524	834,682,468
Investments at contract value:		
Fidelity Income Portfolio	215,108,310	181,741,579
Total Assets	$ 1,009,212,834	$ 1,016,424,047
Participating Plans' Equity	$ 1,009,212,834	$ 1,016,424,047

Johnson Controls Northern New Mexico, LLC
Retirement Savings Plan

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2002
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation (depreciation) in fair value of assets:	
Fidelity Puritan Fund	$ (3,814,644)
Fidelity Magellan Fund	(35,523,120)
Fidelity Growth & Income Portfolio	(9,951,497)
Fidelity U.S. Equity Index Commingled Pool	(17,680,649)
Fidelity Overseas Fund	(2,798,113)
Fidelity Asset Manager	(1,202,667)
Fidelity Asset Manager: Growth	(3,026,840)
Fidelity Asset Manager: Income	(129,922)
Fidelity Institutional Short-Intermediate Government Portfolio	448,858
Janus Fund	(15,331,008)
Strong Common Stock Fund	(5,375,471)
JCI Common Stock Fund	8,985,491
	(85,399,582)
Contributions:	
Participants'	79,937,758
Employer's	5,715,506
	85,653,264
Interest and dividend income	17,221,457
Total additions	17,475,139
Deductions	
Participant withdrawals	86,783,613
Administrative fees	305,600
Total deductions	87,089,213
Net decrease prior to reallocations and transfers from other plans	(69,614,074)
Participant reallocations from investments outside the Master Trust	60,611,864
Transfers from other plans, net	1,790,997
Net decrease	(7,211,213)
Net assets available for benefits:	
Beginning of year	1,016,424,047
End of year	$ 1,009,212,834

Johnson Controls Northern New Mexico, LLC
Retirement Savings Plan

Employer Identification Number 59-15775859 Plan Number 001

Schedule of Assets (Held at End of Year)
December 31, 2002

Description of investment including maturity date, Identity of issue, borrower, lessor or similar party	rate of interest, collateral par or maturity value	Cost	Current Value
* Participant Loans	Various (1)	--	$ 317,101

(1) There were 27 outstanding loans to participants at December 31, 2002, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. The interest rate for all loans is 4.75%.

* Indicates party-in-interest.

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Signature Page

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administrative Committee of Johnson Controls World Services Inc. have duly caused this report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS NORTHERN NEW MEXICO, L.L.C.
RETIREMENT SAVINGS PLAN

By: ______________________
Bettie Kennedy
Vice President, Human Resources
JOHNSON CONTROLS WORLD SERVICES INC.

June 25, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 19, 2003 relating to the financial statements of the Johnson Controls Northern New Mexico, L.L.C. Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2003

Johnson Controls Northern New Mexico, L.L.C.
Retirement Savings Plan

Index to Exhibits

Exhibit No.	Description
99.1	Registrant's Certification of Periodic Report by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Registrant's Certification of Periodic Report by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

I, John M. Barth, President and Chief Executive Officer of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Northern New Mexico, L.L.C. Retirement Savings Plan (the "Plan") for the year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of the Plan.

Dated: June 25, 2003

John M. Barth

EXHIBIT 99.2

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

I, Stephen A. Roell, Senior Vice President and Chief Financial Officer of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Northern New Mexico, L.L.C. Retirement Savings Plan (the "Plan") for the fiscal year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2003

Stephen A. Roell